 Exhibit (a)(1)(vi)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of TriNet Group, Inc. (the “Company”). The tender offer (as defined below) is made solely by the Offer to Purchase, dated August 1, 2023, and the related Letter of Transmittal, as they may be amended or supplemented from time to time. The information contained or referred to therein is incorporated herein by reference. In making the tender offer, the Company is not aware of any U.S. State where the making of the tender offer is not in compliance with applicable law. If, however, the Company becomes aware that the making of the tender offer or the acceptance of shares pursuant to the tender offer is not permitted by administrative or judicial action pursuant to a U.S. State statute (“State Law”), the Company will make a good faith effort to comply with the applicable State Law. If, after such good faith effort, the Company cannot comply with the applicable State Law, the tender offer will not be made to the holders of shares in that U.S. State. In making the tender offer, the Company will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act (as defined below). In any U.S. State where the securities or Blue Sky laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made by or on the Company’s behalf by one or more registered brokers or dealers licensed under the laws of such U.S. State.
Notice of Offer to Purchase for Cash
by
TriNet Group, Inc.
Up to 5,981,308 Shares of its Common Stock At a Purchase Price of $107.00 Per Share
TriNet Group, Inc., a Delaware corporation (the “Company”), hereby offers to purchase for cash up to 5,981,308 shares of its issued and outstanding common stock, par value $0.000025 per share (the “shares”), at a price of $107.00 per share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal and the other materials filed as exhibits to the Tender Offer Statement on Schedule TO-I that it has filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) (such materials, collectively, as they may be amended or supplemented from time to time, the “tender offer materials”). The terms and conditions set forth in the tender offer materials collectively constitute the “tender offer.”
THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 28, 2023, UNLESS THE TENDER OFFER IS EXTENDED OR TERMINATED (THE “EXPIRATION DATE”).
The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to other conditions, including the Financing Condition, as defined in the Offer to Purchase.
On July 30, 2023, the Company entered into a repurchase agreement (the “Repurchase Agreement”) with AGI-T, L.P., a Delaware limited partnership, and A-A SMA, L.P., a Delaware limited partnership (both affiliates of the Company’s largest stockholder, Atairos Group, Inc., and collectively, “Atairos”), which beneficially owned 21,450,259 shares of the Company’s common stock (representing approximately 36% of the Company’s outstanding shares) as of July 27, 2023. Pursuant to the Repurchase Agreement, the Company agreed to purchase for cash 3,364,486 shares, as such number may be increased pursuant to the Repurchase Agreement, from Atairos at the Purchase Price (the “Share Repurchase”). If the tender offer is not fully subscribed, but at least 3,644,859 shares are properly tendered and not properly withdrawn pursuant to the tender offer, the 3,364,486 shares to be repurchased from Atairos pursuant to the Repurchase Agreement will be increased such that the Company repurchases from Atairos an additional number of shares equal to the difference between (i) 5,981,308 shares, which is the maximum number of shares the Company is offering to repurchase in the tender offer, and (ii) the number of shares the Company repurchases pursuant to the tender offer; provided that such increase does not cause Atairos to beneficially own less than 33% of the Company’s outstanding shares immediately following the closing of the Share Repurchase (taking into account the shares purchased in the tender offer), which percentage may be further reduced to 30% at Atairos’ sole discretion. If the Company decides to exercise the Two Percent Upsize Option (as defined in the Offer to Purchase), Atairos has agreed to proportionally increase the number of shares it sells pursuant to the Share Repurchase, up to an additional 429,005 shares, so as to continue to beneficially own approximately 36%

of the Company’s outstanding shares immediately following the closing of the Share Repurchase (taking into account the shares purchased in the tender offer). If the tender offer is not fully subscribed and fewer than 3,644,859 shares are properly tendered and not properly withdrawn pursuant to the tender offer, the Company will repurchase that number of shares properly tendered and not properly withdrawn pursuant to the tender offer and the Company will repurchase only 3,364,486 shares from Atairos under the Repurchase Agreement. Pursuant to the Repurchase Agreement, Atairos has agreed that it will not, directly or indirectly, purchase or sell shares from the date of the Repurchase Agreement until the 11th business day after the Expiration Date. The Share Repurchase is scheduled to close on the 11th business day following the Expiration Date, or September 13, 2023. See Section 11 of the Offer to Purchase. The Share Repurchase is conditioned upon, among other matters, the completion of the tender offer, which, in turn, is subject to certain conditions, including the Financing Condition.
Assuming that the conditions to the tender offer are satisfied or waived and the tender offer is fully subscribed, the Company would purchase 5,981,308 shares pursuant to the tender offer and 3,364,486 shares pursuant to the Share Repurchase for an aggregate of 9,345,794 shares, representing approximately 16% of the Company’s outstanding shares as of July 27, 2023.
If more than 5,981,308 shares are properly tendered in the tender offer and not properly withdrawn, the Company reserves the right to exercise the Two Percent Upsize Option. The Company also expressly reserves the right, in its sole discretion, to purchase additional shares of its common stock or to change the Purchase Price subject to applicable legal and regulatory requirements. See Section 1 of the Offer to Purchase.
The Company will pay the Purchase Price for shares properly tendered and not properly withdrawn pursuant to the tender offer, taking into account the total number of shares tendered. Upon the terms and subject to the conditions of the tender offer, if less than 5,981,308 shares are properly tendered and not properly withdrawn prior to the Expiration Date, the Company will buy all shares properly tendered and not properly withdrawn.
If the conditions to the tender offer have been satisfied or waived and more than 5,981,308 shares have been properly tendered and not properly withdrawn prior to the Expiration Date, the Company will purchase shares in the following order of priority:
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first, from all stockholders of “odd lots” (holders of fewer than 100 shares) who properly tender all of their shares, complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery and do not properly withdraw them prior to the Expiration Date;

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second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional shares, from all other stockholders who properly tender shares and do not properly withdraw them before the Expiration Date; and

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third, if necessary to permit the Company to purchase 5,981,308 shares (or such greater amount as the Company may elect to purchase, subject to applicable law), from stockholders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have properly tendered all of their shares and not properly withdrawn them prior to the Expiration Date. See Section 6 of the Offer to Purchase.

All shares tendered and not purchased pursuant to the tender offer, including shares not purchased because of proration and conditional tender provisions of the Offer to Purchase, will be returned to the tendering stockholders or, in the case of shares delivered by book-entry transfer, credited to the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) from which the transfer had previously been made, at the Company’s expense promptly following the Expiration Date and the guaranteed delivery period.
Assuming that the conditions to the tender offer are satisfied or waived and the tender offer is fully subscribed, the Company 5,981,308 shares pursuant to the tender offer, representing approximately 10% of its outstanding shares as of July 27, 2023. If more than 5,981,308 shares are properly tendered in the tender offer and not properly withdrawn, the Company reserves the right to exercise the Two Percent Upsize

Option. The Company also expressly reserves the right, in its sole discretion, to purchase additional shares of its common stock or to change the Purchase Price subject to applicable legal and regulatory requirements. See Section 1 of the Offer to Purchase.
The Company expressly reserves the right to extend the tender offer at any time and from time to time by oral or written notice to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of such extension, in which event the term “Expiration Date” shall mean the latest time and date to which the tender offer, as so extended by the Company, shall expire. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of the tendering stockholder to withdraw such stockholder’s shares.
Stockholders wishing to tender their shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal. Stockholders wishing to tender their shares but who are unable to deliver them physically or by book-entry transfer prior to the Expiration Date, or who are unable to make delivery of all required documents to the Depositary prior to the Expiration Date, may tender their shares by complying with the procedures set forth in Section 3 of the Offer to Purchase for tendering by Notice of Guaranteed Delivery. The proration period is the period for accepting shares on a pro rata basis in the event that the tender offer is oversubscribed. The proration period will expire at the Expiration Date.
Tenders of shares made pursuant to the tender offer may be withdrawn at any time prior to the Expiration Date, and unless previously accepted for payment as provided in the Offer to Purchase, may be withdrawn after 12:00 Midnight, New York City time, at the end of the day on September 26, 2023. To be effective, a written transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn, and the name of the registered holder of the shares, if different from that of the person who tendered such shares. If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase) must be submitted prior to the release of such shares. In addition, such notice must specify, in the case of shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the shares to be withdrawn or, in the case of shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares.
For purposes of the tender offer, the Company will be deemed to have accepted for payment (subject to any “odd lot” (holders of fewer than 100 shares) priority, proration and conditional tender provisions of the Offer to Purchase), shares that are properly tendered and not properly withdrawn, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the tender offer.
Payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of certificates for such shares (or a timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.
The Company will announce the preliminary results of the tender offer, including price and preliminary information about any expected proration, on the business day following the Expiration Date. However, the Company does not expect to announce the final results of any proration or the Purchase Price and begin paying for the tendered shares until at least three business days after the Expiration Date.
The purpose of the tender offer and the Share Repurchase is to repurchase shares at the same Purchase Price from stockholders that participate in the tender offer and from Atairos.
The Company’s Board of Directors, the Finance and Audit Committee and the Disinterested Directors (each defined in the Offer to Purchase) have each determined that it is in the best interests of the Company and its stockholders (including stockholders other than Atairos) to deploy capital by repurchasing shares of its common stock pursuant to its share repurchase program, and that at this time, the tender offer described in the Offer to Purchase, together with the Share Repurchase, is a prudent and effective way to do so and to provide value and increased liquidity to its stockholders. See Section 2 of the Offer to Purchase for additional information on the purpose of the tender offer and the Share Repurchase.
The Company’s directors, executive officers and affiliates are entitled to participate in the tender offer on the same basis as all other stockholders. Certain of the Company’s directors and executive officers, including the Chairperson of the Board of Directors and the Chief Executive Officer, have each advised the Company that they currently intend to participate in the tender offer, but none of the Company’s affiliates currently intend to participate in the tender offer. See Section 11 of the Offer to Purchase. Each of them may change their intentions at any time and no assurance can be given that any of them will or will not participate in the tender offer. The equity ownership of the Company’s directors, executive officers and affiliates who do not tender their shares in the tender offer, and the equity ownership of other stockholders who do not tender their shares pursuant to the tender offer, will proportionately increase as a percentage of the Company’s issued and outstanding shares following the consummation of the tender offer. However, pursuant to the Repurchase Agreement the Company entered into with Atairos (which is an affiliate of the Company and its director Michael J. Angelakis), assuming the tender offer is fully subscribed, the Company will purchase 3,364,486 shares from Atairos on the 11th business day following the Expiration Date such that Atairos would continue to beneficially own approximately 36% of the Company’s outstanding shares immediately following the closing of the Share Repurchase (taking into account the shares purchased in the tender offer). Pursuant to the Repurchase Agreement, Atairos has agreed that it will not, directly or indirectly, purchase or sell shares of the Company’s common stock from the date of the Repurchase Agreement until the 11th business day following the Expiration Date. See Section 11 of the Offer to Purchase.
The receipt of cash for the tendered shares generally will be treated for U.S. federal income tax purposes either as (1) consideration received in a sale or exchange of the tendered shares or (2) a distribution in respect of the stockholder’s shares. If stockholder is a U.S. Holder (as defined in Section 13 of the Offer to Purchase), generally, they will be subject to U.S. federal income taxation upon the receipt of cash in exchange for the shares that you tender. See Section 13 for additional information.
The information required to be delivered by Rule 13e-4(d)(1) under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the Schedule TO, both of which are incorporated herein by reference.
The Offer to Purchase and the related Letter of Transmittal contain important information that should be read before any decision is made with respect to the tender offer.
Questions or requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the tender offer, at its telephone number and address set forth below. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery or the other tender offer materials may be directed to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.
The Dealer Managers for the Tender Offer are:
Morgan Stanley & Co. LLC 1585 Broadway New York, NY 10036 Toll-Free: 855-483-0952	BofA Securities, Inc. One Bryant Park New York, NY 10036 Toll-Free: (888) 803-9655	Truist Securities, Inc. 3333 Peachtree Road NE, 11th Floor Atlanta, GA 30326 Toll-Free: (855) 382-6151
The Information Agent for the Tender Offer is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks & Brokers May Call: (212) 269-5550
All Others Call Toll-Free: (800) 431-9643
Email: tnet@dfking.com
TriNet Group, Inc.
August 1, 2023